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                                 AMENDMENT NO. 1
                                       TO
                            ADMINISTRATION AGREEMENT

       AMENDMENT NO. 1, made as of the 22nd day of February, 2000, to the Administration Agreement dated as of the 1st day of May, 1998 (the "Agreement"), by and between Armada Funds, a Massachusetts business trust (the "Trust"), and SEI Fund Resources, predecessor to SEI Investments Mutual Funds Services, a Delaware business trust (the "Administrator").

       WHEREAS, the Administrator performs accounting and administrative services to the Trust pursuant to the terms of the Agreement; and

       WHEREAS, Article 11 of the Agreement provides for an initial term of two years and provides that the parties may agree to renew the Agreement for subsequent terms unless terminated as provided for by Article 11; and

       WHEREAS, by letter dated January 20, 2000, and pursuant to Article 11 of the Agreement, the Trust informed the Administrator of the decision by the Board of Trustees of the Trust to terminate the Agreement effective April 30, 2000; and

       WHEREAS, the Trust and the Administrator now wish to continue the Agreement for an interim period until a new administration agreement is approved.

       NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the Trust and the Administrator hereby agree as follows:

       1. Notwithstanding the notification by the Trust to the Administrator of the Trust's intent to terminate the Agreement effective April 30, 2000, the Trust and the Administrator shall continue to fulfill all their obligations in accordance with the terms the Agreement until May 11, 2000.

       IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment No. 1 to the Agreement as of the day and year first written above.

ARMADA FUNDS

By: /s/ HR Martens

Attest: /s/ Terri L. Pasek

SEI INVESTMENTS MUTUAL FUNDS SERVICES

By: /s/ Timothy D. Barto

Attest: /s/ Vicky Cotugno